

June 27, 2011

TORM A/S
Roland M. Andersen-Chief Financial Officer
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

    Re: **Torm A/S**
            Form 20-F for the fiscal year ended December 31, 2009
            Filed June 29, 2010
            File Number: 000-49650

Dear Mr. Andersen

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ David R. Humphrey

                           David R. Humphrey
                           Accounting Branch Chief